FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month June, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The Board of ICICI Bank Limited at its Meeting held on April 23, 2022 had approved the re-appointment of M/s M S K A & Associates, Chartered Accountants (FRN 105047W) and M/s Khimji Kunverji & Co LLP, Chartered Accountants (FRN 105146W/ W100621) as the Joint Statutory Auditors of the Bank to hold office from the conclusion of the 28th Annual General Meeting (AGM) till the conclusion of the 29th  AGM, subject to the approval of Members and the Reserve Bank of India (RBI).

The Bank has received approval from RBI today for the re-appointment of the said Joint Statutory Auditors for the year 2022-23.

Approval of the Shareholders is being sought for the re-appointment of M/s M S K A & Associates and M/s KKC & Associates LLP (formerly M/s Khimji Kunverji & Co LLP), as the Joint Statutory Auditors of the Bank at the 28th AGM scheduled to be held on August 30, 2022.

This is for your reference and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: June 30, 2022
	By:	/s/ Vivek Ranjan
	Name:	Vivek Ranjan
	Title:	Chief Manger